invensys®

Invensys plc

London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA

11 December 2006

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Notification of Directorate Change.

Yours faithfully,

Rachel Spencer
Deputy Secretary

Copy to: Mr. T. Peterson
Mr. S. Wright

RNS Number:4249N
Invensys PLC
07 December 2006

INVENSYS PLC

DIRECTORATE CHANGE

Invensys plc announces that Bay Green has been appointed Chairman of the Audit Committee and that his role as Senior Independent Director has been assumed by Michael Parker, both with immediate effect.

Bay Green, a fellow of the Chartered Institute of Accountants of England and Wales, was appointed a director of Invensys plc in January 2005, and became Senior Independent Director at the AGM on 21 July 2005. He also holds the positions of Vice Chairman of Dresdner Kleinwort, Senior Independent Director of RPC Group Plc and non-executive director of Axis-Shield Plc. In September 2006, he was appointed as a specialist adviser to the Wholesale and Institutional Markets Business Unit of the Financial Services Authority.

Michael Parker was appointed a non-executive director on 24 May 2006. He is Group Chief Executive of BNFL a position he has held since 2003 and was previously President and Chief Executive Officer of The Dow Chemical Company in Midland, Michigan, USA from November 2000 to December 2002 and had been a member of the Board of Directors of Dow since 1995.

Martin Jay, Chairman of Invensys plc, commented:

'I am delighted that Bay has agreed to take on the role of Chairman of the Audit Committee on a full time basis, a role that he has held on an acting basis since Andrew Macfarlane stood down from the Board earlier this year. We are also fortunate that Mike Parker is able to take on the role of Senior Independent Director.

Following these changes, we have also commenced a search for a further non-executive director.'

Name of contact and telephone number for queries: Steve Devany, Vice President, Communications 020 7821 3758

Name of Company official responsible for making notification: Emma Sullivan, Assistant Secretary

Date of notification: 7 December 2006